Exhibit 99.1
WNS (Holdings) Limited          Fiscal Q2 2010
WNS Announces Second Quarter Fiscal 2010 Earnings;
Well Positioned to Beat Top End of Guidance for Fiscal 2010
Quarterly Revenue Increases 2.2%; Revenue Less Repair Payments Declines 8.1%
Over the Corresponding Quarter in the Prior Fiscal Year
NEW YORK and MUMBAI, November 4, 2009 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal second quarter 2010 ended September 30, 2009, and noted that it is well positioned to beat the top end of its guidance on revenue less repair payments and adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) for fiscal 2010.
Revenue for the fiscal second quarter 2010 of $153.0 million represented an increase of 2.2% over the corresponding quarter in the prior fiscal year, while revenue less repair payments at $100.2 million declined by 8.1% over the corresponding period in the prior fiscal year. The revenue less repair payments decline was largely the result of the weakening of the British Pound compared with the US Dollar and the second year pricing terms of the Aviva Global Services (AGS) contract.
“We had a healthy quarter from a revenue and profitability standpoint and we are on track to beat the top end of our original fiscal 2010 guidance on both metrics,” said Neeraj Bhargava, Group Chief Executive Officer. “We see the market improving and growing acknowledgement of our global BPO capabilities.”
Net income attributable to WNS shareholders for the fiscal second quarter 2010 was $1.4 million compared to $0.2 million during the corresponding quarter in the prior fiscal year. The net income attributable to WNS shareholders in the current quarter increased due to the cost synergies generated out of the acquisitions made in the previous fiscal year and lower taxes compared to the corresponding quarter in the last fiscal year.
Adjusted net income was $13.7 million, an increase of 15.6% over the corresponding quarter in the prior year. The primary drivers of this increase were tighter cost management, improved scale benefits and increased profits from WNS’ acquisitions. This increase was partially offset by higher foreign exchange losses.
WNS recorded a basic income per ADS of $0.03 for fiscal second quarter 2010. Adjusted basic income per ADS (or net income per ADS attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) was $0.32 for the quarter, an increase of 14.4% from the corresponding quarter last year.
“This was one of our strongest quarters in the recent past in terms of new bookings and improvement in our sales pipeline,” said Anup Gupta, Group Chief Operating Officer. “We are winning multi-country deals and our global footprint is now an integral part of our value proposition. Our operations remain very strong with four straight quarters of operating margins above 19 percent.”

WNS (Holdings) Limited          Fiscal Q2 2010
Financial Highlights: Fiscal Second Quarter Ended September 30, 2009
•	Quarterly revenue of $153.0 million, up 2.2% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $100.2 million, down 8.1% from the corresponding quarter last year.

•	Quarterly net income attributable to WNS shareholders of $1.4 million compared to $0.2 million from the corresponding quarter last year.

•	Quarterly adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) of $13.7 million, up 15.6% from the corresponding quarter last year.

•	Quarterly basic income per ADS of $0.03, compared with $0.01 for the corresponding quarter last year.

•	Quarterly adjusted basic income per ADS (or net income attributable to WNS shareholders per share excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) of $0.32, up from $0.28 for the corresponding quarter last year, up 14.4% from the corresponding quarter last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Fiscal 2010 Guidance
WNS noted that it is well positioned to beat the top end of the guidance ranges for the fiscal year ending March 31, 2010:
•	Revenues less repair payments of $390 million.

•	Adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) of $52 million.
“While we are well positioned to beat the top end of our guidance range, we continue to see volatility in the exchange rates and volume pressure in our travel and insurance-related businesses,” said Alok Misra, Group Chief Financial Officer. “As we anticipated, our adjusted net income and cash flow have both continued to improve compared with the first quarter of this fiscal. Our cash generation was particularly strong this quarter at over $24 million in operating cash and almost $22 million of free cash, providing additional strength to our balance sheet.”
“Our DSOs have also improved further and are now running at 39 days. This is a testament to our ability to manage costs, improve operations and maintain strong relationships with our clients,” concluded Misra.
Conference Call
WNS will host a conference call on November 4, 2009 at 8 am (ET) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-866-713-8307; international dial-in +1-617-597-5307; participant passcode 87323509. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 91110852, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.
About WNS
WNS (Holdings) Limited. [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

WNS (Holdings) Limited          Fiscal Q2 2010
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; and our ability to successfully consummate strategic acquisitions. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov.

WNS (Holdings) Limited          Fiscal Q2 2010
In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.
CONTACT:
Investors:
Alan Katz
VP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wnsgs.com
Media:
Emily Cleary
CJP Communications
+1 212 279 3115 ext. 257
ecleary@cjpcom.com

WNS (Holdings) Limited          Fiscal Q2 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended		Six months ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue
Third parties	$151,532	$148,925	$287,425	$270,961
Related parties	1,515	872	2,317	1,780

	153,047	149,797	289,742	272,741
Cost of revenue (a)	116,139	114,912	215,648	213,399

Gross profit	36,908	34,885	74,094	59,342
Operating expenses:
Selling, general and administrative expenses (a)	22,098	21,304	42,864	39,500
Amortization of intangible assets	8,081	8,012	16,281	9,481

Operating income	6,729	5,569	14,949	10,361
Other expense, net	2,058	275	4,882	1,788
Interest expense	3,445	3,220	7,561	3,367

Income before income taxes	1,226	2,074	2,506	5,206
Provision for income taxes	227	1,847	554	1,639

Consolidated net income	999	227	1,952	3,567
Less: Net loss attributable to non controlling interest	(356)	—	(470)	—

Net income attributable to WNS (Holdings) Limited shareholders	$1,355	$227	$2,422	$3,567

Earnings per share of ordinary share
Basic	$0.03	$0.01	$0.06	$0.08
Diluted	$0.03	$0.01	$0.06	$0.08
Basic weighted average ordinary shares outstanding	42,941,588	42,513,108	42,838,295	42,459,307
Diluted weighted average ordinary shares outstanding	44,637,150	43,186,424	43,995,329	43,343,907

Note:
(a) Includes the following share-based compensation amounts:
Cost of revenue	$1,176	$990	$2,052	$1,788
Selling, general and administrative expenses	$3,153	$2,470	$5,573	$4,737

WNS (Holdings) Limited          Fiscal Q2 2010
Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

Amount in
thousands
	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Revenue less repair payments (Non-GAAP)	$100,206	$109,004	$198,692	$191,224
Add: Payments to repair centers	52,841	40,793	91,050	81,517
Revenue (GAAP)	$153,047	$149,797	$289,742	$272,741
Reconciliation of cost of revenue (non-GAAP to GAAP)

Amount in
thousands
	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Cost of revenue (excluding share-based compensation expense ) (Non-GAAP)	$62,122	$73,129	$122,546	$130,094
Add: Payments to repair centers	52,841	40,793	91,050	81,517
Add: Share-based compensation expense	1,176	990	2,052	1,788
Cost of revenue (GAAP)	$116,139	$114,912	$215,648	$213,399
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

Amount in
thousands
	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Selling, general and administrative expenses (excluding share-based compensation expense and related FBT [1] ) (Non-GAAP)	$18,643	$18,671	$36,832	$34,233
Add: Share-based compensation expense	3,153	2,471	5,573	4,736
Add: Related FBT[1]	302	162	459	531
Selling, general and administrative expenses (GAAP)	$22,098	$21,304	$42,864	$39,500

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

WNS (Holdings) Limited          Fiscal Q2 2010
Reconciliation of operating income (non-GAAP to GAAP)

Amount in
thousands
	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Operating income (excluding amortization of intangible assets, share-based compensation and related FBT [1] ) (Non-GAAP)	$19,441	$17,204	$39,314	$26,898
Less: Amortization of intangible assets	8,081	8,012	16,281	9,481
Less: Share-based compensation expense	4,329	3,461	7,625	6,525
Less: Related FBT[1]	302	162	459	531
Operating income (GAAP)	$6,729	$5,569	$14,949	$10,361
Reconciliation of net income attributable to WNS shareholders (non-GAAP to GAAP)

Amount in
thousands
	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest ) (Non-GAAP)	$13,711	$11,862	$26,317	$20,104
Less: Amortization of intangible assets	8,081	8,012	16,281	9,481

Less: Share-based compensation expense	4,329	3,461	7,625	6,525
Less: Related FBT[1]	302	162	459	531
Add: Loss attributable to noncontrolling interest	356	—	470	—
Net income attributable to WNS (Holdings) Limited shareholders (GAAP)	$1,355	$227	$2,422	$3,567

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

WNS (Holdings) Limited          Fiscal Q2 2010
Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest) (Non-GAAP)	$0.32	$0.28	$0.61	$0.47
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest	0.29	0.27	0.55	0.39
Basic income per ADS (GAAP)	$0.03	$0.01	$0.06	$0.08
Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest) (Non-GAAP)	$0.31	$0.27	$0.60	$0.46
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest	0.28	0.26	0.54	0.38
Diluted income per ADS (GAAP)	$0.03	$0.01	$0.06	$0.08

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

WNS (Holdings) Limited          Fiscal Q2 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	September 30,	March 31,
	2009	2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$40,211	$38,931
Bank deposits and marketable securities	3,378	8,925
Accounts receivable, net of allowance of $2,276 and $1,935, respectively	62,520	61,257
Accounts receivable — related parties	1,174	64
Funds held for clients	6,997	5,379
Employee receivables	1,481	745
Prepaid expenses	3,201	2,082
Prepaid income taxes	6,050	5,768
Deferred tax assets	1,207	1,743
Other current assets	23,412	38,647

Total current assets	149,631	163,541
Goodwill	89,565	81,679
Intangible assets, net	204,378	217,372
Property and equipment, net	52,655	55,992
Other assets	7,948	11,449
Deposits	6,966	6,309
Deferred tax assets	21,370	15,584

TOTAL ASSETS	$532,513	$551,926

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$30,230	$30,879
Accounts payable — related parties	—	42
Current portion of long term debt	40,000	45,000
Short term line of credit	—	4,331
Accrued employee cost	25,471	23,754
Deferred revenue	4,703	5,583
Income taxes payable	3,622	3,995
Accrued expenses	34,588	31,194
Other current liabilities	20,827	22,932

Total current liabilities	159,441	167,710
Long term debt	130,000	155,000
Deferred revenue	3,369	3,561
Other liabilities	5,563	1,967
Accrued pension liability	2,925	2,570
Deferred tax liabilities	8,985	9,946
Derivative contracts	13,864	23,163

TOTAL LIABILITIES	324,147	363,917
Commitments and contingencies
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 43,076,459 and 42,607,403 shares, respectively	6,742	6,667
Ordinary shares subscribed: 9,001 and nil shares, respectively	68	—
Additional paid-in capital	192,764	184,122

WNS (Holdings) Limited          Fiscal Q2 2010

	September 30,	March 31,
	2009	2009
	(Unaudited)
Retained earnings	49,339	46,917
Accumulated other comprehensive loss	(40,086)	(49,710)

WNS (Holdings) Limited shareholders’ equity	208,827	187,996
Noncontrolling interest	(461)	13

Total equity	208,366	188,009

TOTAL LIABILITIES AND EQUITY	$532,513	$551,926

WNS (Holdings) Limited          Fiscal Q2 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Six months ended September 30,
	2009	2008
Cash flows from operating activities
Net cash provided by operating activities	$31,513	$13,555

Cash flows from investing activities
Acquisitions, net of cash received	—	(288,788)
Facility and property cost	(6,365)	(5,579)
Proceeds from sale of assets, net	462	169
Marketable securities and deposits sold, net	5,987	7,841

Net cash provided by (used in) investing activities	84	(286,357)

Cash flows from financing activities
Proceeds from exercise of stock options	1,021	1,036
Excess tax benefits from share-based compensation	969	1,177
Repayment of long term debt	(30,000)	—
Payment of debt issuance cost	(47)	—
Proceeds from long term debt, net	—	199,482
Short term (repayments) borrowing, net	(4,814)	1,032
Short term borrowing — related parties	—	6,336
Principal payments under capital leases	(57)	(169)

Net cash (used in) provided by financing activities	(32,928)	208,894

Effect of exchange rate changes on cash and cash equivalents	2,611	(7,462)

Net change in cash and cash equivalents	1,280	(71,370)
Cash and cash equivalents at beginning of period	38,931	102,698

Cash and cash equivalents at end of period	$40,211	$31,328